UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference are a proxy statement and proxy card to be sent to shareholders in connection with the upcoming Special General Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2016	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel Aviv 64739

Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on February 16, 2016

The Special General Meeting of Shareholders of Redhill Biopharma Ltd (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel Aviv, Israel on February 16, 2016 at 10:00 a.m Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To elect Ms. Nurit Benjamini as an external director of the Company, for a three-year term, in accordance with the provisions of the Israeli Companies Law - 1999 (the "Companies Law") and the regulations thereunder; and

2.	To approve an increase in the authorized share capital of the Company from NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 3,000,000, consisting of 300,000,000 Ordinary Shares, NIS 0.01 par value per share.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and ADR holders of record at the close of business New York time on January 18, 2016 shall be entitled to receive notice of and to vote at the General Meeting.

The Company’s Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than 4 hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than Tuesday, February 16, 2016, at 6:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Tuesday, February 16, 2016, at 6:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel Aviv, Israel

January 12, 2016

REDHILL BIOPHARMA LTD.

21 Ha’arba’a Street

Tel Aviv 64739

Israel

PROXY STATEMENT

FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 16, 2016

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Special General Meeting of Shareholders (the “General Meeting”), to be held on Tuesday, February 16, 2016, at 10:00 a.m. Israel time at the offices of the Company, 21 Ha’arba’a Street, Tel Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To elect Ms. Nurit Benjamini as an external director of the Company, for a three-year term, in accordance with the provisions of the Israeli Companies Law - 1999 (the “Companies Law”) and the regulations thereunder; and
2.	To approve an increase in the authorized share capital of the Company from NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 3,000,000, consisting of 300,000,000 Ordinary Shares, NIS 0.01 par value per share.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business New York time on January 18, 2016 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business New York time on January 11, 2016, the Company had outstanding 127,114,294 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting.

Proxies

A form of proxy for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than Tuesday, February 16, 2016, at 6:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Tuesday, February 16, 2016, at 6:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about January 20, 2016. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Companies Law.

Quorum and Voting

Two or more shareholders holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the General Meeting is required to approve Item 1, provided that one of the following two alternatives must apply:

(i)       such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which does not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the General Meeting in person or by proxy, vote in favor of the election of the director without taking abstentions into account; or

(ii)     the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing ); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

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The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the General Meeting is required to approve Item 2

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ori Shilo, at 21 Ha'arba'a Street, Tel Aviv, 64739 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than February 7, 2016.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

ELECTION OF EXTERNAL DIRECTOR

In accordance with the Companies Law and the relevant regulations, we must have at least two external directors elected by the shareholders who meet the statutory requirements of independence. An external director serves for a term of three years, which may be extended for three additional three-year terms. Following the passing of Alicia Rotbard, we currently have one external director serving in office.

The Companies Law provides that a person may not be appointed as an external director if the person is a relative of the controlling shareholder or if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, our controlling shareholder, any relative of our controlling shareholder, as of the date of the person’s appointment to serve as external director, or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company, any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the chief officer in the financial or economic field as of the date of the person’s appointment. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

However, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationship). In addition, an external director may not receive any compensation other than the compensation permitted by the Israeli Companies Law.

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In addition, no person can serve as an external director if the person’s positions or other businesses create, or may create a conflict of interests with the person’s responsibilities as a director or may impair his ability to serve as a director.

All of the external directors must serve on our audit committee and compensation committee, including as chair of such committees, and at least one external director must serve on each other committee of our Board of Directors entitled to exercise any powers of the Board of Directors.

Under the Companies Law, a public company is required to appoint as an external director, a person who has “professional expertise” or a person who has “financial and accounting expertise,” provided that at least one of the external directors must have “financial and accounting expertise.” However, if at least one of our other directors (1) meets the independence requirements of the Securities Exchange Act of 1934, as amended, (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination whether a director possesses financial and accounting expertise is made by the board of directors.

Under the Israeli Companies Law regulations, a director having financial and accounting expertise is a person who, due to his education, experience and qualifications is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Israeli Companies Law regulations, a director having professional expertise is a person who has an academic degree in either economics, business administration, accounting, law or public administration or another academic degree or has completed other higher education studies, all in an area relevant to the main business sector of the company or in a relevant area for the board of directors position, or has at least five years of experience in one of the following or at least five years of aggregate experience in two or more of the following: a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the main field of the company’s business.

The Company’s Board of Directors has nominated Ms. Nurit Benjamini to be elected at the General Meeting to serve as an external director of the Company for a three-year term in accordance with the provision of the Companies Law, commencing as of the date of approval at the General Meeting. It is the intention of the persons named in the proxy to vote for the election of Ms. Benjamini.

If elected pursuant to this Item 1, Ms. Benjamini will receive compensation consistent with that of other non-employee directors of the Company, will enter into an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on July 31, 2013 to be entered into by the Company with its directors, and will be insured under the Company's directors and officers insurance coverage policy which provides for coverage for all directors of the Company.

Ms. Nurit Benjamini has attested to the Board of Directors and to the Company that she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. Our Board of Directors has found that she has all necessary qualifications required under the Companies Law to be considered an "Expert External Director" and to be considered an "independent director" pursuant to the rules of NASDAQ.

The following information is supplied with respect to Ms. Benjamini and is based upon the information furnished to the Company by Ms. Benjamini.

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Nurit Benjamini, MBA, has served since December 2013, as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd. (Nasdaq: WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. now Sigma Designs Israel, a subsidiary of Sigma Designs Inc. (Nasdaq: SIGM); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq: ALDN). Ms. Benjamini serves as an external director of BiolineRx Ltd. (Nasdaq/TASE: BLRX), and as the chairperson of its audit committee, and on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq/TASE: ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

The Company’s Audit Committee and Board of Directors have determined that Ms. Benjamini's election as a member of the Board is in the Company's best interests and recommend her election as an external director of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to elect Ms. Nurit Benjamini as an External Director of the Company for an initial three year term, commencing as of the date of approval at the General Meeting.”

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the General Meeting is required to approve Item 1, provided that one of the following two alternatives must apply:

(i)	such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders, who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the appointment (excluding a personal interest which does not result from the shareholder’s relationship with the controlling shareholder), participating in the voting at the General Meeting in person or by proxy, vote in favor of the election of the director without taking abstentions into account; or

(ii)	the total number of shares of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

PROPOSAL NO. 2

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share. As a result, as of the close of business on January 11, 2016, the Company had approximately 35,742,000 ordinary shares available for future issuance after taking into account the shares reserved for issuance under our option plan and shares issuable under existing warrants.

The Board recommends that at the General Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 1,000,000 such that the authorized share capital shall be NIS 3,000,000, consisting of 300,000,000 Ordinary Shares, NIS 0.01 par value per share. The Board believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under the Israeli Law, the issuance of additional shares to acquire other businesses, to raise additional capital for the Company's business or to make future grants under the Company's 2010 Stock Options Plan, as amended.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the increase of the authorized share capital of the Company from NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 3,000,000, consisting of 300,000,000 Ordinary Shares, NIS 0.01 par value per share.”

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting at the General Meeting is required to approve item 2.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

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By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: January 12, 2016

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Appendix A - Form of Statement of a Candidate to Serve as a Director

Date: January __, 2016

To: RedHill Biopharma Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company

Pursuant to the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, _________ I.D./Passport No._____________, a resident of ________ whose address is ________________, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on the Tel Aviv Stock Exchange Ltd. and American Depository Shares are traded on NASDAQ.

2.	I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.	I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.	I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is an integral part of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

graduated _________, from university of _______________, in the year ______

certified as _________, from university of _____________, in the year ___________

______________________, in the year _________________

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.	I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein shall be presented to the Company and shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Name	I.D./Passport	Signature

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Annex A

Articles 224A, 225-227A of the Companies Law, 5759-1999

Qualification to Appoint	224A. A party not having the qualifications required and the ability to devote the appropriate time in order to perform duties of a director company having regard, inter alia, to the special needs and size of the company, will not be appointed as a director in a public company or in a private company which is a bond company nor shall he serve in such a company as a director.

Duty of Disclosure

225. (a) A person who is a candidate to hold office as a director shall disclose to the person appointing him:
(1) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a) and not yet passed the period in which he should not serve as a director under section 226;
(2) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a1) and not yet passed the period set by the court under that subsection;
(3) whether the Administrative Enforcement Committee imposed on him enforcement measure which prohibits him to serve as a director in any public company, and not yet passed the period set by the Administrative Enforcement Committee.

(b) In this section:

“enforcement measure” – as stated in section 52NF to the Securities Law which imposed under chapter H4 to the Securities Law, under chapter G2 to the Investment Advice and Investment Portfolio Management Law, or under chapter J1 to the Joint Investment Trust Law, as applicable;

“Administrative Enforcement Committee” - the committee appointed under section 52LB(a) to the Securities Law;

“Conclusive judgment” – judgment of court of first instance.

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Restriction on Appointment Due to Conviction

226. (a) A person convicted by a conclusive judgment regarding one of the following offenses shall not hold office as a Director in a public company unless five years have passed since the date on which the judgment by which he was convicted was given:

1) Offenses under sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

2)  A conviction by a court outside Israel for offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

3)  (deleted)

(a1) A person convicted by a conclusive judgment, in offense that not mentioned in subsection (a), if the court determined that due to its nature, severity or circumstances he is not fit to serve as a director of public company for period that the court determined which shall not exceed five years from the judgment.

(b) The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or the period in which he is precluded from holding office as director of public company will be shorter than five years.

(c) The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d) The court, or court of appeal – if one submitted, may order a stay of execution regarding the limitations of the appointment or termination of office under this section at the date and in terms it deems fit.

Restriction on Appointment Due to Administrative Enforcement Committee Decision	226A. Administrative Enforcement Committee has imposed on person enforcement measure that precluded him from holding office as director of a public company, that person shall not be appointed as a director of a company in which he is prohibited to serve as a director according to this measure;

Termination of Office

227. (a) A minor, a legally incompetent, a person who has been declared bankrupt as long as such person remains undischarged, shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

(b) A person nominated to hold office as director to whom the provisions of subsection (A) apply shall disclose such to the entity appointing him.

Duty of Notice	227A. A director which no longer fulfills one of the requirements for his office as a director under this Law or there is ground for expiration of his office as a director shall notify the company immediately, and his office shall expire on the date of the notice.

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Special General Meeting of Shareholders of RedHill Biopharma Ltd.

Date: February 16, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1	To elect Ms. Nurit Benjamini as an external director of the Company, for a three-year term, in accordance with the provisions of the Companies Law and the regulations thereunder.	☐	☐	☐
		Yes	**No**	
1a	Are you a controlling shareholder or do you have a personal interest in approval of proposal 1 above (excluding a personal interest which does not result from your relationship with the controlling shareholder)? (Response required for vote to be counted.)	☐	☐	
		For	**Against**	**Abstain**
2	To approve an increase in the authorized share capital of the Company from NIS 2,000,000, consisting of 200,000,000 Ordinary Shares, NIS 0.01 par value per share, to NIS 3,000,000, consisting of 300,000,000 Ordinary Shares, NIS 0.01 par value per share.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_________________ Please Sign Here _________________ Please Date Above

_________________ Please Sign Here _________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of RedHill Biopharma Ltd. to be held on February 16, 2016 Proxy Card for ADS Holders as of January 18, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm Eastern Time on February 10, 2016.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

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RedHill Biopharma LTD.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 p.m. EST on February 10, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **RedHill Biopharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 18, 2016** at the **Special General Meeting** of the Shareholders of **RedHill Biopharma Ltd.** to be held on **February 16, 2016** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
REDHILL Biopharma LTD.
P.O. Box 8016
CARY, NC 27512-9903